RIMFIRE MINERALS CORPORATION



Interim **Consolidated Financial Statements**

For the
Nine Months
Ended October 31, 2002

BC FORM 51-901F
(Schedules A&C)

Expressed in Canadian Dollars

(Unaudited – prepared by management)

Executive Office

RIMFIRE MINERALS CORPORATION

Suite 700 - 700 West Pender Street
Vancouver, BC V6C 1G8 CANADA
Telephone: (604) 669-6660 Facsimile: (604) 669-0898
E-mail: info@rimfire.bc.ca
Web Site: http://www.rimfireminerals.com


RIMFIRE MINERALS CORPORATION

Report to Shareholders

During the third quarter, active exploration was ongoing at six of the Company's projects in Alaska and British Columbia. The Company also completed a letter of agreement on the Tide Gold-Silver Project in northwestern British Columbia. Rimfire was notified by the Securities and Exchange Comission (SEC) of the United States that the Company's 20F registration had been accepted.

Barrick Gold Corporation drilled 1072 metres in eight holes at the Jungle Anomaly on the Company's RDN property in northwest B.C. Difficult drilling conditions were encountered and six of the eight holes were abandoned. The remaining two holes ended above the target horizon. The remainder of the field program focussed on further surface work, the results of which are still pending. Drilling is anticipated to recommence in 2003 after the new surface work has been integrated and a new drilling strategy is implemented. Barrick, the project operator, is earning a 75% interest by funding $1.5 million in exploration expenditures.

Exploration partner, AngloGold (U.S.A) Ltd., completed auger soil sampling on the ER-Ogo-Fire and Eagle properties in east-central Alaska. A large gold (>25 ppb) anomaly, measuring 1500 metres in length and 300 metres in width, was outlined on the ER claims on the ER-Ogo-Fire property. The area between the ER anomaly and two anomalous contour soil lines, two kilometres to the north, on the Ogo-Fire claims remains largely untested. Two small grid areas were auger soil sampled on the Eagle property, targeting the intrusive-gneiss contact east of the grid sampled in 1999 by a previous operator. The new sampling adds over a kilometre to the soil anomaly defined in 1999. The auger sampling technique has proven to be effective in penetrating the loess, or wind-born silt, cover to obtain a better quality sample. AngloGold can earn up to a 70% interest in the two properties by conducting US$900,000 in exploration expenditures per property. The properties are located in the Goodpaster District of Alaska, in the vicinity of TeckCominco/Sumitomo's Pogo Gold Deposit (5.5 million oz at 0.55 oz/ton). Subsequent to the end of the quarter, Rimfire was notified by AngloGold of their intention to continue exploration, including drilling, at both properties in 2003.

A work program was completed at the William's Gold Property (formerly the Bill Property), under option to Stikine Gold Company. Stikine Gold is earning a 70% interest by funding $1.5 million in exploration expenditures over four years. Their first year commitment consisted of a 3-D Induced Polarization (IP) geophysical survey in preparation for drilling in 2003. Results of the survey are pending.

In October, the Company announced that Plutonic Capital Corp. agreed to terms of an option agreement to earn a 51% interest in the Tide gold-silver property located in northwest B.C. Plutonic can earn its interest by funding $1.435 million over four years. No work was conducted on the Tide property in 2002. Work by the Company in 2001 resulted in the discovery of angular massive sulphide float associated with Arrow Fault Zone. The proposed 2003 field program includes drilling of the Arrow Zone and other targets on the property.

Initial drilling was undertaken on the Company's Thorn property, located in northwest B.C. Two holes each were targeted at the Tamdhu and I Zone veins. Significant intercepts at each include 2.3 metres of 99 g/t silver and 3.5 g/t gold at the I Zone and 1.65 metres of 454 g/t silver, 3.05 g/t gold and 3.65% copper at the Tamdhu Zone.



RIMFIRE MINERALS CORPORATION

Report to Shareholders

Three holes were targeted at the newly discovered, Oban Breccia Zone. All three holes intersected pyritic breccia with elevated silver, gold, lead and zinc values. However, the high grade mineralization found on surface remains to be discovered through drilling. Prospecting was conducted in conjunction with the drilling with highlights including the discovery of a new silver-gold-copper vein, the Glenlivet, north of the Oban Breccia. One grab sample from the new discovery assayed 2580 g/t silver, 20.39 g/t gold and 23.9% copper. First Au Strategies Corp. funded the exploration work on the Thorn property as part of their option to earn a 51% interest in the property by spending $1.2 million over 3 years.

During the quarter, the Company finalized an agreement to purchase 50% of the underlying vendors' interest in the William's Gold property by issuing 75,000 shares to one of the vendors. As of October 31, the company had 12,284,621 shares outstanding and over $1 million in working capital. Some of the outstanding share purchase warrants are priced very close to market price. 25,000 were exercised subsequent to the end of the quarter and more may be exercised prior to the end of the fiscal year.

The Company's administration expenses for the nine months ending October 31, 2002 are similar to those of the previous year. Management revenue represents the Company's management fee for the Thorn exploration program conducted on behalf of First Au Strategies. Office and salary expense has gradually increased over the past year due to the additional time and resources required to administer joint venture programs and agreements. Investor services expenses are significantly higher during the current quarter than during the comparable period last year. The Company had a trade show booth at the New York Gold Show in September and attended the New Orleans Investor Forum in November, resulting in a related increase in travel and entertainment expenses. The Company attended Yukon Geoscience Forum to expand the development of contacts within the grass-roots prospecting community. In future years, these contacts will be essential to continuing the strategy of identifying early stage projects that can develop into world-class assets. The Company has sufficient working capital to carry out its strategy of identifying and acquiring early-stage exploration properties and finding joint venture partners to fund their exploration, for the current and the next fiscal year. The following table shows the financings conducted this fiscal year and the disposition of the funds.

Date of Financing	Funds Raised	Purpose	Expenditures to date for the stated purpose	
April 15, 2002	$440,000	Working capital, project generation	$202,994	(46%)
July 3, 2002	$102,000	Flow-through for BC projects	$ 39,334	(39%)

On behalf of the Board of Directors:

"David A. Caulfield"

David A. Caulfield, President and CEO

December 19, 2002   Vancouver, B.C.



RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheet
October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	October 31, 2002	October 31, 2001 (Restated)	Fiscal Year End January 31, 2002
ASSETS			
Current			
Cash	$1,002,060	$ 452,805	$ 374,568
Marketable securities (Note 3)	43,000	50,000	33,000
Accounts receivable	32,247	28,840	29,193
Prepaid expenses	11,669	--	--
	1,088,976	531,645	436,761
Capital Assets, net of accumulated depreciation ($20,079-Oct'02, $14,747-Oct'01, and $16,343-Jan)	18,131	18,765	17,298
Project Deposits (Note 4)	25,500	--	--
Deferred Compensation Expense (Note 6)	10,880	--	--
Mineral Properties (Note 5)	--	--	--
	$ 1,143,487	$ 550,410	$ 454,059
LIABILITIES			
Current			
Accounts payable and accruals	462	2,501	32,980
Payable to related party (Note 7)	(235)	26,109	20,275
	227	28,610	53,255
Deferred compensation (Note 6)	10,880	--	--
	11,107	28,610	53,255
SHAREHOLDERS' EQUITY			
Share Capital (Note 6)	3,895,839	2,739,182	2,747,973
Deficit	(2,765,379)	(2,217,382)	(2,347,169)
Contributed Surplus (Note 6)	1,920	--	--
	1,132,380	521,800	400,804
	$ 1,143,487	$ 550,410	$ 454,059

APPROVED BY THE BOARD

"David Caulfield"   **"Henry Awmack"**
Director   Director



RIMFIRE MINERALS CORPORATION

Consolidated Statement of Loss & Deficit
Nine months Ended October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended October 31		9 months ended October 31	
Administration	**2002**	**2001**	**2002**	**2001**
Revenue				
Interest	$ 3,951	$ 2,668	$ 5,140	$ 5,540
Management fees	9,733	--	14,724	--
	13,684	2,668	19,864	5,540
Expense				
Accounting and legal	193	4,779	22,107	37,295
Depreciation	1,495	1,465	3,736	3,861
Investor services	13,245	5,519	44,311	31,423
Management services	12,197	12,152	44,099	39,981
Office	4,673	2,848	24,973	19,381
Rent	8,476	8,266	25,364	26,759
Salaries & support services	16,846	15,432	50,177	46,810
Telephone and fax	507	556	1,952	1,742
Travel and entertainment	9,244	1,991	16,557	10,092
	66,876	53,008	233,276	217,344
Mineral Property Interests				
Revenue				
Property option proceeds	2,000	--	99,678	46,000
Expense				
Acquisition costs	68,064	12,193	130,702	60,525
Exploration expenditures	63,828	60,800	164,304	137,543
Exploration tax credit	(9,188)	(12,471)	(12,530)	(22,044)
	122,704	60,522	282,476	176,024
Loss before write-down	173,896	110,862	396,210	341,828
Write down of marketable securities	22,000	--	22,000	--
Net Loss	195,896	110,862	418,210	341,828
Deficit, Beginning of Period (Note 2)	$2,569,483	2,106,520	2,347,169	1,875,554
Deficit, End of Period	$2,765,379	$2,217,382	$2,765,379	$2,217,382
Loss Per Share	$ 0.02	$ 0.01	$ 0.04	$ 0.04



RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Nine Months Ended October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended October 31		9 months ended October 31	
	2002	**2001**	**2002**	**2001**
Cash Flows used for Operating Activities				
Administration				
Cash paid to suppliers and employees	($ 31,779)	($ 5,428)	($250,705)	($167,307)
Repayment of advances from related party	(67,525)	(20,444)	(32,158)	11,903
Revenue received	13,684	2,668	19,864	5,540
Mineral Property Interests				
Acquisition costs	(6,814)	(2,143)	(60,677)	(25,525)
Exploration costs	(63,828)	(60,800)	(164,304)	(137,543)
Property option proceeds	2,000	-	67,678	20,000
	(154,262)	**(86,147)**	**(420,302)**	**(292,932)**
Cash Flows used for Investing Activities				
Project deposits	(3,500)	--	(25,500)	--
Purchase of office equipment	(3,180)	(3,557)	(4,572)	(3,557)
	(6,680)	**(3,557)**	**(30,072)**	**(3,557)**
Cash Flows From Financing Activities				
Issue of common shares for cash	-	-	1,129,583	386,800
Share issue costs	(190)	(2,345)	(51,717)	(41,324)
	(190)	**(2,345)**	**1,077,866**	**345,476**
Increase in Cash	(161,132)	(92,049)	627,492	48,987
Cash, Beginning of Period	1,163,192	544,854	374,568	403,818
Cash, End of Period	$1,002,060	$ 452,805	$1,002,060	$ 452,805
Supplemental Information on Non-Cash Transactions				
Mineral property acquisition costs	$ (61,250)	$ (8,750)	$ (70,000)	$ (35,000)
Shares issued for mineral property acquisitions	61,250	8,750	70,000	35,000
Marketable securities received	--	--	(32,000)	(26,000)
Mineral property option proceeds	--	--	32,000	26,000
Deferred compensation	(640)	--	(1,920)	--
Stock option to non-employee	640	--	1,920	--



RIMFIRE MINERALS CORPORATION

Consolidated Changes in Shareholders' Equity
Nine Months Ended October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended October 31		9 months ended October 31	
	2002	**2001**	**2002**	**2001**
Common Shares (Note 6)				
(net of share issue costs)				
Opening balance	$3,834,779	$2,730,432	$2,747,973	$2,358,706
Private placement	--	--	391,523	234,195
Private placement (flow-through)	--	--	100,131	59,481
Share-purchase warrants	--	--	580,152	51,800
Employee stock options	--	--	6,250	--
Issued for mineral properties	61,060	8,750	69,810	35,000
Closing balance	3,895,839	2,739,182	3,895,839	2,739,182
Retained Earnings				
Opening balance	(2,569,483)	(2,106,520)	(2,347,169)	(1,875,554)
Net loss	(195,896)	(110,862)	(418,210)	(341,828)
Closing balance	(2,765,379)	(2,217,382)	(2,765,379)	(2,217,382)
Contributed Surplus				
Opening balance	1,280	--	--	--
Share-based compensation (Note 6)	640	--	1,920	--
Closing balance	1,920	--	1,920	--
Shareholders' Equity	**$1,132,380**	**$521,800**	**$1,132,380**	**$521,800**



RIMFIRE MINERALS CORPORATION

Consolidated Statement of Mineral Property Expenditures
Nine Months Ended October 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	Option Proceeds	Acquisition Costs	Exploration Costs	Exploration Tax Credit
Adam	$ --	$ 2,854	$ 50,001	$ (9,951)
William's Gold	(10,000)	76,270	4,164	(817)
Fer / Lin	--	4,410	110	--
RDN	(25,000)	3,494	5,673	(1,102)
Thorn	(47,000)	34,517	2,238	(433)
Tide	(2,000)	3,835	1,297	(227)
Alaska	(15,678)	2,237	390	--
Other	--	3,085	100,431	--
Total	$ (99,678)	$130,702	$164,304	$ (12,530)

Cumulative Net Mineral Property Costs since Inception			
	January 31 2002	Current	October 31 2002
Adam	$ --	$ 42,904	$ 42,904
William's Gold	93,605	69,617	163,222
Fer / Lin	87,417	4,520	91,937
RDN	839,885	(16,935)	822,950
Thorn	328,558	(10,678)	317,880
Tide	32,002	2,905	34,907
Alaska	12,084	(13,051)	(967)
Other	-	103,516	103,516
Total	$1,393,551	$ 182,798	$1,576,349


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1. **SIGNIFICANT ACCOUNTING POLICIES**

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company's wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	30%
Office equipment and furniture	20%


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1.　SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company's property ownership and rights to property ownership are described in Note 5.

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred (Note 2) and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

The company retroactively adopted this method of accounting for its mineral properties as of January 31, 2002 (Note 2).

Share-based Compensation

The Company applies the intrinsic value based method to account for share-based compensation issued to employees or directors, whereby compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, no compensation expense has been recognized. Stock options granted to employees after January 2002 will require additional disclosures for options, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. There were no stock options granted to employees after January 31, 2002.

Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received or the period when the options become freely exercisable and amortized over the period when goods or services are expected to be received. The consideration received on the exercise of share options is credited to share capital.


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. **RESTATEMENT**

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1. The company had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

2. **RESTATEMENT (continued)**

excess credited to earnings. No gains or losses were recognized on the partial sale or dispositions of properties except in circumstances, which result in significant dispositions of reserves. Once commercial production had commenced, these net costs were to be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties were charged to earnings.

The Company restated its previously reported financial statements as follows:

	3 months October 31 2001	9 months October 31 2001
Mineral property interests decreased by	$(1,375,138)	$(1,375,138)
Deficit increased by	1,375,138	1,375,138
Net loss increased by	45,978	115,480
Loss per share increased by	$ -	$0.01

3. **MARKETABLE SECURITIES**

	2002	2001
Blackstone Ventures Inc. - 20,000 shares	$ 6,000	$ 6,000
First Au Strategies Corp. - 100,000 shares	32,000	--
Hyder Gold Inc. - 150,000 shares	18,000	18,000
Western Keltic Mines Inc. - 200,000 shares	52,000	52,000
	108,000	76,000
Less write-down to estimated market value	(65,000)	(26,000)
	$ 43,000	$ 50,000

The estimated market value of the marketable securities at October 31, 2002 was $42,700.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

4.   **PROJECT DEPOSITS**

The project deposits represents term deposits in favour of regulatory authorities held as a site restoration deposits. During the quarter, a reclamation bond in the amount of $3,500 was established for the Tide property to cover the costs of a planned exploration program. Earlier this year, a reclamation bond in the amount of $9,600 was established for the Thorn property to cover the costs associated with the drilling program completed in October. The $12,400 bond for the RDN property is still in effect though the planned reclamation has taken place. The government released the funds subsequent to the end of the quarter.

5.   **MINERAL PROPERTY INTERESTS**

	2002	2001
Acquisition costs	$ 130,702	$ 60,525
Aircraft and helicopter charters	39,601	14,238
Camp and support	11,236	13,188
Chemical analysis	6,219	5,104
Drafting	2,315	9,271
Equipment and vehicle rentals	--	5,714
Freight	1,562	1,672
Materials and supplies	960	504
Maps and reproduction	4,330	7,132
Professional fees	71,299	60,872
Project management	17,083	11,865
Recording and filing fees	--	2,719
Travel	9,699	5,264
	164,304	137,543
Exploration tax credits	(12,530)	(22,044)
	282,476	176,024
Option Proceeds	(99,678)	(46,000)
Cumulative Net Expenditures, Beginning of Period	1,493,984	1,314,631
Cumulative Net Expenditures, End of Period	$ 1,676,782	$ 1,444,655

The analysis of these expenditures by mineral property is reported in the Statements of Mineral Property Expenditures. The company's mineral property commitments are:



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. **MINERAL PROPERTY INTERESTS (continued)**

RDN Claims, British Columbia

On July 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.

On June 1, 2001 the company granted Newmont Exploration of Canada Limited ("Newmont") an option to earn a 51% interest in the RDN claims. This option agreement was terminated on December 19, 2001 and the Company retains a 100% interest in the RDN Property, subject to a 1.34% NSR.

On April 23, 2002, the company signed a Mining Joint Venture Agreement with Homestake Canada Inc. ("Homestake"), which provided that Homestake can earn a 75% interest in the property on completion of the following:

Incur exploration expenditures of
- not less than $300,000 during 2002
- not less than an aggregate of $1,500,000 on or before December 31, 2005

Cash payments of:
- $25,000 upon execution of the agreement (received)
- $25,000 on or before December 31,2002 and of each year thereafter until Homestake has earned the 75% interest

Upon vesting and prior to a positive decision to mine, Homestake shall continue to fund exploration at a minimum level of $500,000 per year or make payments to the Company of $50,000 per year. Until the positive decision to mine, the Company will not be obligated to contribute to the funding of the exploration of the property.

FER and LIN Claims, Yukon

Under an agreement with Boliden Limited ("Boliden") dated July 1, 1998, as amended October 28, 1999 and October 11, 2001 the company acquired an option to earn up to an 85% interest in the FER and LIN claims. The company has acquired a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:
- Incur cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest
- Incur cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest
- Incur cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5.   MINERAL PROPERTY INTERESTS (continued)

FER and LIN Claims, Yukon (continued)

- Pay Boliden $50,000 in cash or the equivalent value in common shares of the company upon completion of the second option (or upon vesting of an 85% interest)

When the company earns an 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party's interest subsequently decreases to below 7.5%, that party's interest will be automatically converted to a net smelter royalty return interest of 2%.

Thorn Property, British Columbia

On March 1, 2001 the company entered into an option agreement with Kohima Pacific Gold Corp. to acquire a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:

Cash payments of:
- $15,000 upon signing (paid)
- $15,000 on December 1, 2000 (paid)
- $10,000 on March 1, 2001 (paid)
- $15,000 on March 1, 2002 (paid)
- $25,000 on March 1, 2003
- $50,000 on March 1, 2004
- $100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2002 (completed)

Share issues of:
- 50,000 common shares upon signing (issued)
- 50,000 common shares on March 1, 2001 (issued)
- 25,000 common shares on September 1, 2001 (issued)
- 25,000 common shares on March 1, 2002 (issued)
- 25,000 common shares on September 1, 2002 (issued)
- 25,000 common shares on March 1, 2003

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of the net smelter return for $3,000,000.

On March 1, 2002, the company signed an option agreement with First Au Strategies Corporation ("First Au"), which provides that First Au can earn a 51% interest in the property on completion of the following:



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. **MINERAL PROPERTY INTERESTS (continued)**

Thorn Property, British Columbia (continued)

Incur expenditures of
- not less than $300,000 on or before the first anniversary (completed)
- not less than an aggregate of $700,000 on or before the second anniversary
- not less than an additional $500,000 on or before the third anniversary

Cash payments of:

- $15,000 upon regulatory approval of the agreement (received)
- $25,000 on or before the first anniversary
- $50,000 on or before the second anniversary
- $100,000 on or before the third anniversary

Issue to the Company

- 100,000 common shares of First Au upon regulatory approval (received)
- 50,000 common shares of First Au on or before the first anniversary
- 50,000 common shares of First Au on or before the second anniversary
- 50,000 common shares of First Au on or before the third anniversary

Upon exercising the option, First Au will be deemed to have earned a 51% undivided interest in the Property and the parties will enter into a formal joint venture agreement for further development of the property.

William's Gold (formerly Bill) Property, British Columbia

On May 17, 2001 the company entered into an option agreement with Lorne Warren and John Mirko to acquire a 100% interest in the BT claim (part of the William's Gold mineral property), subject to a 2.5% net smelter return. On June 25, 2002, the company entered into an agreement to purchase 100% of John Mirko's interest in the William's Gold Property upon issuing 75,000 common shares. The shares were issued August 30, 2002. The company will earn the remaining 50% interest on completion of the following:

Cash payments of:
- $10,000 upon signing (paid)
- $15,000 on May 1, 2002 (paid)
- $12,500 on May 1, 2003
- $20,000 on May 1, 2004

Share issues of:
- 25,000 common shares upon signing (issued)
- 25,000 common shares on December 31, 2001 (issued)
- 25,000 common shares on December 31, 2002
- 25,000 common shares on December 31, 2003
- 25,000 common shares on December 31, 2004



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5.   **MINERAL PROPERTY INTERESTS (continued)**

William's Gold Property, British Columbia (continued)

The company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The company can purchase 1.5% of the net smelter return for $2,000,000.

On June 13, 2002, the company signed a letter of agreement with Stikine Gold Corporation ("Stikine"), which provides that Stikine can earn a 70% interest in the property on completion of the following:

Incur expenditures of:
- not less than $125,000 on or before June 15, 2003
- not less than an additional $300,000 on or before June 15, 2004
- not less than an additional $350,000 on or before June 15, 2005
- not less than an additional $725,000 on or before June 15, 2006

Issue to the company:
- 100,000 common shares of Stikine on or before June 15, 2003
- 100,000 common shares of Stikine on or before June 15, 2004
- $50,000 or the equivalent in common shares of Stikine on or before June 15, 2005
- $50,000 or the equivalent in common shares of Stikine on or before June 15, 2006

Cash payments of:
- $10,000 upon signing of the agreement (received)
- $25,000 on or before May 1, 2003
- $40,000 on or before May 1, 2004

Upon Stikine earning a 70% undivided interest in the Property, Stikine will annually expend $500,000 in exploration or engineering expenditures on the Property. Stikine may elect to make a cash payment of $50,000, or equivalent Stikine share issuance in lieu of the $500,000 expenditure.

Tide Property, British Columbia

On July 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for a total cash expenditure of $10, with an underlying agreement to give Newmont Canada Limited a 3 year right of first refusal to re-acquire an interest in the property if the company decides to assign, transfer for dispose of its interest to a third party and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. **MINERAL PROPERTY INTERESTS (continued)**

Tide Property, British Columbia (continued)

On October 28, 2002, the company signed a property option agreement with Plutonic Capital Corp. ("Plutonic"), which provides that Plutonic can earn a 51% interest in the property on completion of the following:

Cash payments of:
- $2,000 upon signing of the agreement (received)
- $13,000 upon regulatory approval
- $15,000 on or before July 24, 2003
- $25,000 on or before July 24, 2004
- $35,000 on or before July 24, 2005
- $40,000 on or before July 24, 2006

Issue to the company:
- 50,000 common shares of Plutonic on or before July 24, 2003 or payment of $20,000 at the election of Plutonic
- 50,000 common shares of Plutonic on or before July 24, 2004 or payment of $35,000 at the election of Plutonic
- 50,000 common shares of Plutonic on or before July 24, 2005 or payment of $60,000 at the election of Plutonic
- 50,000 common shares of Plutonic on or before July 24, 2006 or payment of $85,000 at the election of Plutonic

Incur expenditures of:
- not less than $185,000 on or before July 24, 2003
- not less than an additional $250,000 on or before July 24, 2004
- not less than an additional $400,000 on or before July 24, 2005
- not less than an additional $600,000 on or before July 24, 2006

Newmont has waived their right of first refusal on this transaction.

Adam Property, British Columbia

In early April, the Company acquired the Adam Property by staking 3 claims comprising 60 units. The company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing after April 2003.

ER-Ogo-Fire claims, Alaska

The company, through Rimfire Alaska, Ltd., holds a 100% interest in the ER-Ogo-Fire claims. Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

---

5. **MINERAL PROPERTY INTERESTS (continued)**

ER-Ogo-Fire claims, Alaska (continued)

Initially, Anglogold may earn a 50% interest in the property by:

incurring expenditures totaling $400,000 (US Dollars) as follows:
- no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
- an additional $50,000 on or before January 30, 2004
- an additional $75,000 on or before January 30, 2005, and
- the difference between all earn-in exploration expenses and the $400,000 total requirement on or before January 30, 2006.

making cash payments of not less than an aggregate $100,000 (US Dollars) as follows:
- $5,000 on or before January 30, 2002 (received)
- $5,000 on or before January 30, 2003
- $15,000 on or before January 30, 2004
- $25,000 on or before January 30, 2005; and
- $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Eagle Claims, Alaska

Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property by:

incurring expenditures totaling $400,000 (US Dollars) as follows:
- no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
- an additional $50,000 on or before January 30, 2004
- an additional $75,000 on or before January 30, 2005, and
- the difference between all earn-in exploration expenses and the $400,000 total requirement on or before January 30, 2006.

making cash payments of not less than an aggregate $100,000 (US Dollars) as follows:
- $5,000 on or before January 30, 2002 (received)
- $5,000 on or before January 30, 2003
- $15,000 on or before January 30, 2004
- $25,000 on or before January 30, 2005; and
- $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. **MINERAL PROPERTY INTERESTS (continued)**

California, Surf, Central Creek and Big Bend claims, Alaska

The company, through Rimfire Alaska Inc., holds a 30% joint venture interest in these properties, subject to an underlying 2% net smelter royalty on the Central Creek and Big Bend claims. The company has granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80% for the following consideration:

Issuing an additional 200,000 common shares as follows:
* 100,000 shares on or before January 31, 2002 (received)
* 100,000 shares on or before December 31, 2002

Incurring an additional $1,500,000 in exploration expenditures on or before December 31, 2003.

In addition, Western Keltic Mines Inc. will pay the company's portion of the first $2,000,000 of joint venture expenditures after earning its 80% interest in the properties.

6. **SHARE CAPITAL**

Authorized
  100,000,000 common shares without par value

Issued and fully paid	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
January 31	9,453,288	$2,747,973	7,936,288	$ 2,358,706
Issued for cash				
Common shares, net of share issue costs of				
$51,717 ('02), $41,323('01)	2,706,333	1,078,056	1,392,000	345,476
Issued for mineral properties	125,000	69,810	100,000	35,000
October 31	12,284,621	$ 3,895,839	9,428,288	$ 2,739,182



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

6. **SHARE CAPITAL (continued)**

The following options and warrants to purchase shares were outstanding as at October 31, 2002:

Description	Number of Shares	Issue Price Per Share	Expiry Dates
Directors' options	600,000	$0.25	March 2, 2006
Employee's options	100,000	$0.25	March 2, 2006
Officer's options	20,000	$0.35	February 22, 2007
Share purchase warrants	1,100,000	$0.40	May 1, 2003
Share purchase warrants	170,000	$0.75	July 3, 2003
Share purchase warrants	75,000	$0.45	July 17, 2003
Share purchase warrants	1,100,000	$0.45	April 15, 2004

The 20,000 officer's options, granted on February 22, 2002 and expiring on February 22, 2007, were given shareholder approval at the Annual General Meeting held June 28, 2002. The fair value of these options was calculated using the Black-Scholes option pricing model with the following assumptions:

Volatility:	213%
Risk-free interest rate	3.38%
Expected life	5 years

7. **RELATED PARTY**

The company's mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as "Payable to Related Party". Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties. On October 31, 2002 there was an advance payment outstanding to Equity Engineering Ltd. resulting in a negative net payable to related parties.

8. **FINANCIAL INSTRUMENTS**

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

9. **DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES**

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") are:

(1) Share-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". As permitted by the statement, the company has elected to continue measuring share-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

Stock options granted to non-employees for services rendered to the company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the company has used the fair value method to account for options granted to non-employees during the periods presented, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(2) Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.



RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

9. **DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)**

(3) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(4) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

(i) **Shareholders' Equity**	October 31 2002	October 31 2001	January 31 2002
Shareholders' equity under Canadian GAAP	$1,132,380	$ 521,800	$400,804
Add (deduct)			
Deferred income tax liability	(62,425)	(54,925)	(62,425)
Shareholders' equity under U.S. GAAP	$ 1,069,955	$ 466,875	$ 338,379

(iii) **Net Loss**	3 months ended October 31		9 months ended October 31	
Weighted average number of shares	**2002**	**2001**	**2002**	**2001**
Under Canadian GAAP	12,252,556	9,420,679	11,168,154	8,857,372
Escrow shares	397,365	570,675	397,365	570,675
Under U.S. GAAP	11,855,191	8,850,004	10,770,789	8,286,697
Loss Per Share - U.S. GAAP	$ 0.01	$ 0.01	$ 0.04	$ 0.04


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

10. **ENVIRONMENTAL**

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration to be incurred for existing mineral property interests is uncertain.

CORPORATE INFORMATION

Directors and Officers

David A. Caulfield, P. Geo.
Coquitlam, British Columbia
President and Chief Executive Officer

Henry J. Awmack, P. Eng.
Vancouver, British Columbia
Chairman and Director

Mark E. Baknes, M.Sc., P. Geo.
Vancouver, British Columbia
Vice-President Exploration and Director

Jack H.L. Miller, P. Eng.
North Vancouver, British Columbia
Director

Gary Paulson
Prince George, British Columbia
Director

Ian J. Talbot, B.Sc., LLB
North Vancouver, British Columbia
Secretary

Solicitors
Morton & Company

Auditors
Hay & Watson

Registrar and Transfer Agent
CIBC Mellon Trust Company

Capitalization

TSX Venture Exchange: Symbol RFM
Shares Authorized: 100,000,000

Shares Issued
October 31, 2002: 12,284,621

Fully Diluted: 15,449,621